Exhibit 99.1

Clearmind Medicine’s MEAI Spotlighted in Prestigious Review: Leading Experts Affirm Transformative Potential for Alcohol Use Disorder Treatment

Vancouver, Canada, Dec. 12, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced the publication of a review article validating the therapeutic promise of its proprietary candidate, MEAI (5-methoxy-2-aminoindane, also known as CMND-100), in combating alcohol use disorder (AUD).

Entitled “The Potential Therapeutic Effects of MEAI in the Treatment of Alcohol Use Disorder”, the peer-reviewed review was published on December 2, 2025, in Current Addiction Reports, a respected Springer Nature journal advancing evidence-based addiction research. Authored by a group of experts led by Anahita Bassir Nia from Yale School of Medicine, the article rigorously examines MEAI’s pharmacological profile, receptor interaction profile, preclinical efficacy, and emerging clinical data. The article also compares MEAI with classical psychedelics such as LSD and psilocybin and the entactogen MDMA, all investigated to treat AUD. The article positions MEAI to potentially offer a treatment for AUD, with milder subjective experience and less cardiovascular, neurotoxicity, and abuse potential compared to MDMA and other psychedelics. “We believe that this publication elevates MEAI’s visibility and awareness within the medical community, drawing attention from leading experts at premier medical centers who are also actively investigating its groundbreaking potential,” said Dr. Adi Zuloff-Shani, Ph.D., CEO of Clearmind Medicine. “Due to its receptor interaction profile, MEAI holds the potential to curb cravings and normalize mood without hallucinogenic effects or high abuse liability, and as such to address core unmet needs in AUD treatment. We believe this review reinforces our data-driven path forward.”

Highlights from the Review:

●	Therapeutic Effects for AUD: Recreational users usually take MEAI orally in amounts ranging from 1 to 2 mg/kg body weight per session. They report feeling positive effects within 4 hours, including a decreased desire to drink alcohol, which has been the basis of the potential use of MEAI to prevent excessive drinking.

●	Receptor Interaction Profile: The aminoindane family acts as substrate-type monoamine releasers, showing varying degrees of selectivity for SERT, NET, and DAT. These substances stimulate the release of serotonin and have empathogenic, entactogenic, and mild stimulation effects. Substances that produce non-selective or serotonin-selective neurotransmitter-releasing effects are less prone to abuse and may explain the lower abuse liability of entactogens.

●	Adverse effects: Recreational users of MEAI did not report any serious adverse events, although one individual did not enjoy the experience. There are no published studies on MEAI’s adverse effects in human volunteers, but based on its receptor interactions, MEAI is expected to have less frequent adverse effects and milder toxicity compared to MDMA. Due to less interaction with 5-HT2A, 5-HT2B, and 5-HT2C, compared to MDMA, fewer cardiovascular and psychological adverse effects are expected. A major finding about the interaction of MEAI with 5-HT2B receptors was that, although it shows some affinity, it does not act as a calcium flux agonist for this receptor.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses how MEAI may potentially offer a treatment for AUD, with milder subjective experience and less cardiovascular, neurotoxicity, and abuse potential compared to MDMA and other psychedelics, how MEAI has the potential to curb cravings and normalize mood without hallucinogenic effects or high abuse liability, and as such to address core unmet needs in AUD treatment and the Company’s data-driven path forward. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.